Mail Stop 4561

August 1, 2006

Mr. Stephen J. Lifshatz
Chief Financial Officer
Lionbridge Technologies, Inc.
1050 Winter Street
Waltham, MA 02451

> **Re:** **Lionbridge Technologies, Inc.**
> **Form 10-K for the year ended December 31, 2005**
> **File No. 000-26933**

Dear Mr. Lifshatz:

We have reviewed your first response letter dated July 12, 2006 and have the following additional comment. As indicated, we think you should revise your document in future filings in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the year ended December 31, 2005

Significant Accounting Policies

Goodwill and Other Intangible Assets, page F-10

1.   We note your response to prior comment 2 and request that you expand your critical accounting policies and intangible asset footnote within future filings to discuss historical attrition data relied upon in valuing acquired customer relationship intangibles. This discussion should be updated in future filings as material changes occur. Additionally, please provide an impairment policy and an expanded analysis of the annual impairment test you will perform on your intangible assets subject to amortization. You should address items considered in your impairment analysis related to customer relationships including customer attrition data and updated cash flow projections.

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3403 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Steven Jacobs
Branch Chief